Exhibit 4.19

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following summary description of the capital stock of Oblong, Inc. (the “Company,” “we,” “us,” and “our”) is based on the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and on the provisions of our certificate of incorporation, as amended, and our amended and restated bylaws, and is qualified entirely by reference to the applicable provisions of the DGCL, and our certificate of incorporation and our bylaws, copies of which have been filed with the Securities and Exchange Commission (the “SEC”).
As of December 31, 2023, we had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, par value $0.0001 per share, and Series F Preferred Stock, par value $0.0001 per share.
On January 3, 2023, the Company effected a 1-for-15 reverse stock split of its common stock. All common stock share information (including treasury share information) in the following capital stock discussion is shown as adjusted for this stock split.

Common Stock
The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights, so the holders of a majority of the outstanding shares have the ability to elect all of the directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and shares of common stock to be issued upon any exercise of Warrants will be fully paid and nonassessable.
As of December 31, 2023, of the 150,000,000 shares of common stock currently authorized, there are approximately 16,692,124 shares issued and 16,684,571 outstanding and an aggregate of approximately 128,840,056 additional shares reserved for issuance in connection with (i) awards outstanding to acquire approximately 10,000 shares of common stock, which include awards issued under the Oblong, Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), (ii) 3 shares of stock remaining available for issue in the 2019 Equity Incentive Plan, (iii) 750 shares of common stock issuable upon exercise warrants issued in a private placement in June 2021 (“Series B Warrants”), (iv) 250 shares of common stock issuable upon exercise of the warrants issued in a registered offering in June 2021 (“Series A Warrants”), (v) 3,830,417 shares issuable upon exercise of warrants issued in a private placement on March 31, 2023 ("Investor Common Warrants"), (vi) 306,433 shares issuable upon exercise of warrants issued in a private placement on March 31, 2023 ("Placement Agent Warrants"), (vii) 7,392,776 shares issuable upon conversion of shares of our Series F Convertible Preferred Stock ("Series F Preferred Stock") issued in a private placement on March 31, 2023, and (viii) 117,299,427 shares issuable upon conversion of shares of Series F Preferred Stock underlying warrants to purchase Series F Preferred Stock issued in a private placement on March 31, 2023 ("Investor Preferred Warrants").
Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by our board of directors. As of December 31, 2023, 1,930 shares of Series F Preferred Stock are outstanding. Prior to the issuance of shares of each series, our board of directors is required by the DGCL and our certificate of incorporation, as amended, to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, which may include, among other terms, one or more of the following:

•the number of shares constituting each class or series;
•voting rights;
•preemptive rights;
•rights and terms of redemption, including sinking fund provisions;
•dividend rights and rates;
•dissolution;
•terms concerning the distribution of assets;
•conversion or exchange terms;
•redemption prices; and
•liquidation preferences.

Series F Preferred Stock

The terms of the Series F Preferred Stock are as set forth in the Certificate of Designations of Series F Preferred Stock of Oblong, Inc. (the “Certificate of Designations”), which was filed and became effective with the Secretary of State of the State of Delaware on March 31, 2023. Shares of Series F Preferred Shares are convertible into fully paid and non-assessable shares of the common stock at the election of the holder at any time at an initial conversion price of $1.71 (the “Conversion Price”). The holders of shares of the Series F Preferred Stock may also elect to convert their shares of Series F Preferred Stock at an alternative conversion price equal to the lower of (i) 80% of the applicable Conversion Price as in effect on the date of the conversion, (ii) 80% of the closing price on the trading day immediately preceding the delivery of the conversion notice, and (iii) the greater of (a) the Floor Price (as defined in the Certificate of Designations) and (b) the quotient of (x) the sum of the five lowest Closing Bid Prices (as defined in the Certificate of Designations) for trading days in the 30 consecutive trading day period ending and including the trading day immediately preceding the delivery of the applicable Conversion Notice, divided by (y) five. Pursuant to an agreement of the required shareholders of shares of Series F Preferred Stock (the "Preferred Investor Agreement"), notwithstanding anything to the contrary in the Certificate of Designations, each of the alternate conversion price and the Floor Price shall in no event be less than $0.2792 (as adjusted for stock splits, stock dividends, stock combination recapitalization, and similar events). The Conversion Price is subject to customary adjustments for stock splits, stock dividends, stock combination recapitalization, or other similar transactions involving the common stock, and subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of our common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

Under the Certificate of Designations, shares of Series F Preferred Stock have an initial stated value of $1,000 per share (the “Stated Value”). The holders of the Series F Preferred Stock are entitled to dividends of 9% per annum, which will be payable in arrears quarterly. Accrued dividends may be paid, at our option, in cash and if not paid, shall increase the stated value of the Series F Preferred Stock. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series F Preferred Stock will accrue dividends at the rate of 20% per annum (the “Default Rate”). The Series F Preferred Stock have no voting rights, other than with respect to certain matters affecting the rights of the Series F Preferred Stock. On matters with respect to which the holders of the Series F Preferred Stock have a right to vote, holders will have voting rights on an as-converted basis.

Our ability to settle conversions is subject to certain limitations set forth in the Certificate of Designations. Further, the Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of the Series F Preferred Shares.

The Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, (i) the failure to file and maintain an effective registration statement covering the sale of the holder’s securities registrable pursuant to the Registration Rights Agreement, (ii) the failure to pay any amounts due to holders of the Series F Preferred Stock when due, and (iii) if Peter Holst ceases to be the chief executive officer of the Company other than because of his death, and a qualified replacement, reasonably acceptable to a majority of the holders of the Series F Preferred Stock, is not appointed within thirty (30) business days. In connection with a Triggering event, the Default Rate is triggered. We are subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, acquisition transactions, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Certificate of Designations), maintenance of properties and the transfer of assets, among other matters.

Warrants

We may issue warrants for the purchase of common stock or preferred stock in one or more series. We may issue warrants independently or together with common stock and/or preferred stock, and the warrants may be attached to or separate from these securities. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable warrant agreement and warrant certificate. The terms of any warrants offered may differ from the terms described below.
The following summary of material provisions of the warrants and the warrant agreements is subject to, and qualified in its entirety by reference to, all the provisions of the warrant agreement and warrant certificate applicable to the particular series of warrants. We urge you to read the complete warrant agreements that contain the terms of the warrants.
General
We will describe in the applicable document the terms of the series of warrants being offered, including:
•the offering price of securities that include such warrants and aggregate number of warrants offered;
•if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;
•the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;
•the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;
•the terms of any rights to redeem or call the warrants;
•any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•the dates on which the right to exercise the warrants will commence and expire;
•the manner in which the warrant agreements may be modified;
•a discussion of any material or special United States federal income tax consequences of holding or exercising the warrants;
•the terms of the securities issuable upon exercise of the warrants; and
•any other specific terms, preferences, rights or limitations of or restrictions on the warrants.
Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.
Exercise of Warrants
Each warrant will entitle the holder to purchase the securities at the price that we specify. Holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date. After the close of business on the expiration date, unexercised warrants will become void. Holders of the warrants may exercise the warrants by delivering the warrant agreement or certificate representing the warrants to be exercised together with specified information, and paying the required amount to us. Upon receipt of the required payment and the warrant agreement or certificate properly completed and duly executed at our or any other office indicated, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant agreement are exercised, then we will issue a new warrant agreement for the remaining amount of warrants.
Enforceability of Rights by Holders of Warrants
Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank, trust, or transfer company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

We currently have 4,137,850 shares of common stock underlying common stock purchase warrants outstanding, which include (i) 750 shares of common stock issuable upon exercise of the Series B Warrants, (ii) 250 shares of common stock issuable upon exercise of the Series A Warrants, (iii) 3,830,417 shares of common stock issuable upon exercise of the Investor Common Warrants, and (iv) 306,433 shares of common stock issuable upon exercise of the Placement Agent Warrants.

The Series B Warrants are exercisable for a 3-year term beginning December 31, 2021 at an initial exercise price of $66.00 per share. The Series B Warrants are subject to adjustment in the event of (i) stock splits and dividends, (ii) subsequent rights offerings, (iii) pro-rata distributions, and (iv) certain fundamental transactions, including but not limited to the sale of the Company, business combinations, and reorganizations. The Series B Warrants do not have any price protection or price reset provisions with respect to future issuances of securities.
The Series A Warrants had an original term of 6 months and are initially exercisable at $60.00 per share. The Series A Warrants are subject to adjustment in the event of (i) stock splits and dividends, (ii) subsequent rights offerings, (iii) pro-rata distributions, and (iv) certain fundamental transactions, including but not limited to the sale of the Company, business combinations, and reorganizations. The Series A Warrants do not have any price protection or price reset provisions with respect to future issuances of securities.

On January 3, 2023, the Company agreed with all the holders of Series A Warrants to amend the terms of the Series A Warrants to extend the termination date from January 4, 2023 (as previously amended) to January 4, 2024. All other terms of the Series A Warrants will remain in full force and effect.

The Investor Common Warrants and the Placement Agent Warrants (together the "Common Warrants") have a term of 5 years, commencing six months and one day from the date of issuance and are initially exercisable for $1.71 per share. The Common Warrants are subject to adjustment in the event of (i) stock splits and dividends, (ii) subsequent rights offerings, (iii) pro-rata distributions, and (iv) certain fundamental transactions, including but not limited to the sale of the Company, business combinations, and reorganizations. Subject to certain exceptions, the Common Warrants are subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of Common Stock, or securities convertible, exercisable, or exchangeable for Common Stock, at a price below the then-applicable exercise price for the Common Warrants. Pursuant to the Preferred Investor Agreement, notwithstanding anything to the contrary in the Common Warrants, the {"Exercise Price" as set forth in the Common Warrants shall in no event be less than $0.2792 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations, and similar events).

We currently have 32,750 Investor Preferred Warrants outstanding. The shares of Series F Preferred Stock underlying the Investor Preferred Warrants are convertible into approximately 117,299,427 shares of common stock. The Investor Preferred Warrants have a term of 3 years and are exercisable for Series F Preferred Shares at an exercise price of $975. The Investor Preferred Warrants are subject to adjustment in the event of (i) stock splits and dividends, (ii) subsequent rights offerings, (iii) pro-rata distributions, and (iv) certain fundamental transactions, including but not limited to the sale of the Company, business combinations, and reorganizations.

The above descriptions of the Series A Warrants, Series B Warrants, Investor Common Warrants, Placement Agent Warrants, and Investor Preferred Warrants are only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Forms of Warrants governing the warrants, copies of which are filed with the SEC.
Units
Currently, there are no units outstanding. We may issue, in one more series, units consisting of common stock, preferred stock and/or warrants for the purchase of common stock and/or preferred stock in any combination. While the terms we have summarized below will apply generally to any units that we may offer, we will describe the particular terms of any series of units in more detail in the applicable documents. The terms of any units offered may differ from the terms described below.
We will file the form of unit agreement that describes the terms of the series of units we are offering, and any supplemental agreements, before the issuance of the related series of units. The following summary of material terms and provisions of the units is subject to, and qualified in its entirety by reference to, all the provisions of the unit agreement and any supplemental agreements applicable to a particular series of units. We urge you to read the applicable documents related to the particular series of units that we may offer, including the complete unit agreement and any supplemental agreements that contain the terms of the units.
General
Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. We may issue units in such amounts and in such numerous distinct series as we determine.
We will describe in the applicable documents the terms of the series of units being offered, including:
•the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•any provisions of the governing unit agreement that differ from those described below; and
•any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.
The provisions described in this section, as well as those described under “Description of Our Capital Stock” and “Description of Warrants” will apply to each unit to the extent comprised of any such security included in each unit, as well as the underlying, relevant securities, respectively.
Enforceability of Rights by Holders of Units
Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank, trust, or transfer company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

Anti-Takeover Effect

Provisions of our certificate of incorporation and bylaws could make the acquisition of our Company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.
Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without the further approval of the stockholders, to issue and determine the rights and preference of any series of preferred stock. Our board of directors could issue one or more series of preferred stock with voting, conversion, dividend, liquidation or other rights that would adversely affect the voting power and ownership interest of holders of common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing change in control, and discouraging bids for our common stock at a premium over market price.
Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize the Chairman of our board of directors or a majority of our board of directors to call a special meeting of stockholders. Further, our certificate of incorporation and bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders. Because our stockholders do not have the right to call a special meeting, stockholders could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors believed or the Chairman of our board of directors believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Anti-takeover Effects of Delaware Law Provisions

Section 203 of the DGCL contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15 percent or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:
•our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentiality whether shares held under the plan will be tendered in a tender or exchange offer; or
•the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.